Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261383

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated April 6, 2022)

Up to 20,406,908 Shares of Common Stock

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements the prospectus dated April 6, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1, as amended (Registration Statement No. 333-261383). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The NASDAQ Stock Market LLC under the symbol “BTTX”. On May 12, 2022, the closing price of our common stock was $1.83 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 13, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2022

BETTER THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39864	85-3472546
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

548 Market Street #49404 San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 887-2311

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BTTX	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On May 13, 2022, Better Therapeutics, Inc. (the “Company”) issued a press release announcing financial results for the first quarter ended March 31, 2022. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in Item 2.02 in this Current Report on Form 8-K and Exhibit 99.1 attached hereto is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01	Financial Statements and Exhibits.

On May 13, 2022 the Company issued a corporate presentation that it intends to utilize in various meetings with securities analysts, investors and others. A copy of the corporate presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release issued by Better Therapeutics, Inc., dated May 13, 2022

99.2	Corporate Presentation of Better Therapeutics, Inc., dated May 13, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Better Therapeutics, Inc.

Dated: May 13, 2022	By:	/s/ Mark Heinen
	Name:	Mark Heinen
	Title:	Chief Financial Officer

Exhibit 99.2 Pioneering Prescription Digital Therapeutics for Cardiometabolic Diseases MAY 2022

Disclaimer This presentation (“Presentation”) is for informational purposes only. The information contained herein does not purport to be all-inclusive and neither Better Therapeutics, Inc. (“BetterTx” or the Company“) nor any of its respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you conﬁrm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, ﬁrm or corporation in making its investment or decision to invest in the Company. Neither the Company nor any of its respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of the Company. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been veriﬁed by any independent source. This meeting and any information communicated at this meeting are strictly conﬁdential and should not be discussed outside your organization. Forward-Looking Statements. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future ﬁnancial or operating performance. For example, these forward-looking statements include, but are not limited to, statements regarding the delivery of cognitive behavioral therapy and/or prescription digital therapeutics by the Company to address the root causes of type 2 diabetes and other cardiometabolic diseases; development of a proprietary platform and software-based solutions for treatment of type 2 diabetes, heart disease and other conditions; achievement of changes in neural pathways of the brain and lasting changes in behavior through cognitive behavioral therapy delivered by the Company’s PDT; the capability of the Company to address the underlying causes of certain diseases and its related potential to improve patient health while lowering healthcare costs; the potential for Better Tx’s clinically validated mobile applications to be prescribed by physicians and reimbursed like traditional medicines by insurance providers; potential and signiﬁcance of the results of the pivotal study of BT-001 or any clinical or other trial; the potential success of BT-001 as a prescribed treatment used under physician supervision for people with uncontrolled type 2 diabetes; the possibility for the results of the pivotal study to support a regulatory submission for marketing authorization from the FDA; the potential timing of and the Company's expected progress towards developing and obtaining FDA approval for its products, related research and validation studies; the future ﬁnancial stability, strength or success of Better Tx. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identiﬁed by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements in this presentation are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the FDA may not be satisﬁed with the design of any of the Company's studies and trials, and even satisﬁed, payers may not reimburse BT-001, if approved, the risk that the results of previously conducted studies or interim results of ongoing studies will not be repeated or observed in ongoing or future studies involving our product candidates, the risk that the current COVID-19 pandemic will impact our platform validation, product testing, and the timing of the Company's submission of the BT-001 for marketing approval from the FDA. For a discussion of other risks and uncertainties, and other important factors, any of which could cause the Company's actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in BetterTx’s ﬁlings on ﬁle with the Securities and Exchange Commission, available at the Securities and Exchange Commission’s website at www.sec.gov, and as well as discussions of potential risks, uncertainties and other important factors in Better Tx’s subsequent/future ﬁlings, if any, with the Securities and Exchange Commission. All information in this Presentation is as of the date of the release, and the Company undertakes no duty to update this information unless required by law. 2

Executive Team David Kevin Mark Mark Kristin Thiago Deepti Jaggi, Perry Appelbaum Berman, MD Heinen Wynholds Oliveira PharmD Co-Founder, Co-Founder, Chief Chief Medical Chief Financial Chief Product Chief People Chief Strategy & Chairman Executive Officer Officer Officer Officer Officer Commercial Officer 3

Better Therapeutics is a prescription digital therapeutics (PDT) company founded on the hypothesis that we can create software to treat cardiometabolic diseases by changing the patient behaviors that are root causes. 4

Next Generation Therapeutics: Using Software Instead of Drugs A Digital Therapeutics Platform – delivering novel cognitive behavioral therapy targeting the root causes of cardiometabolic diseases Demonstrated Results– clinically meaningful results in multiple trials for Type 2 Diabetes and Hypertension; completion of randomized, controlled pivotal trial expected in Q2 2022 1 Major Market Opportunities – $490 billion spent in treating the effects of cardiometabolic diseases each year, while leaving the causes in place Platform Leverage – because we treat common root causes, we believe we can rapidly iterate our software and efficiently advance our pipeline with minimal product changes 5 1. Milken Institute. 2017.

We are spending more and more money to get worse and worse outcomes DIABETES HYPERTENSION US Healthcare Expenditures ($ in trillions) Americans Diagnosed with Hypertension (millions) US Healthcare Expenditures ($ in trillions) Americans Diagnosed with Diabetes (millions) $4 30 $4 110 $3 $3 22.5 82.5 $2 15 55 $2 $1 7.5 27.5 $1 0 0 1965 1975 1985 1995 2005 2015 1965 1975 1985 1995 2005 2015 CORONARY ARTERY DISEASE OBESITY US Healthcare Expenditures ($ in trillions) Americans Diagnosed with Heart Disease (millions) US Healthcare Expenditures ($ in trillions) Americans Diagnosed with Obesity (millions) 100 $4 $4 18 75 $3 $3 13.5 50 $2 $2 9 25 $1 $1 4.5 0 0 1965 1975 1985 1995 2005 2015 1965 1975 1985 1995 2005 2015 6

Hypertension (high blood pressure) 70M people $30B Rx drug spending Type 2 Diabetes (high blood sugar) That’s because Root Causes 35M people Poor diet existing therapeutics $52B Rx drug spending Sedentary lifestyle Stress treat symptoms but Poor sleep Alcohol, Tobacco leave the common root causes untouched Hyperlipidemia (high cholesterol) 40M people $28B Rx drug spending 7

Current clinical guidelines highlight the importance of behavior change as the foundation of treatment, but physicians have no prescribable options Standard of Care guidelines emphasize the importance of behavior change in the management of disease Guidelines call for digital solutions to facilitate behavior change Reimbursement for solutions for behavior change is also encouraged in the latest guidelines However, there are no digital solutions available to be prescribed by physicians to help patients change the behaviors that cause diabetes and other cardiometabolic diseases 8

Traditional Cognitive Behavioral Therapy (CBT) is effective at addressing the behavioral root causes of cardiometabolic diseases but is neither scalable nor affordable

Not Standardized

Treatment plans to treat cardiometabolic diseases with CBT are not standardized and different health professionals have different levels of success with their patients.

Not Scalable

Patients must commit to 8 - 20 CBT sessions with their healthcare professional.[3]

Not Affordable

Psychotherapists charge upwards of $100/hr and not all patients have insurance that covers treatment.[4]

"The results of this study show that PC-CBT lifestyle intervention [for patients with cardio-metabolic syndrome] leads to remarkable reductions in waist circumference, fasting serum-triglycerides levels, resting systolic blood tension, and improved quality of life when compared to the control group." [1]

"The results of this meta-analysis showed that CBT can be effective in reducing depression symptoms and fasting glucose in diabetes patients with comorbid depression as well as in improving quality of life and anxiety in the long-term." [2]

Sources: 1. Zhang, Y., Mei, S., Yang, R. et al. Effects of lifestyle intervention using patient-centered cognitive behavioral therapy among patients with cardio-metabolic syndrome: a randomized, controlled trial. BMC Cardiovasc Disord 16, 227 (2016) 2. Li C, Xu D, Hu M, Tan Y, Zhang P, Li G, Chen L. A systematic review and meta-analysis of randomized controlled trials of cognitive behavior therapy for patients with diabetes and depression. J Psychosom Res. 2017 Apr;95:44-54. 3. Turner, J. The use of cognitive behavioral therapy in diabetes care: A review and case study. Journal of Diabetes Nursing 14, 3 (2010); Mayo Clinic Cognitive Behavioral Therapy primer 4. Anxiety and Depression Association of America

Better+

9

We created nutritional CBT to treat the root causes of cardiometabolic diseases and can deliver it digitally to make it accessible, affordable and scalable Targets eating Designed for Enhances and related cognitive primary care behaviors restructuring Designed to work within the existing framework of standard medical care and Given the importance of eating in survival, Therapy is delivered via Lessons and Skills medication use. Lifts the burden of behavior ideas that shape eating behavior are difficult that gradually advance, allowing time for change off of Physician’s plate to change and require direct targeting cognitive restructuring before moving on to more deeply held beliefs Unifies 3 distinct modalities — behavioral nCBT is designed to go far beyond the therapy, lifestyle medicine, AI into a single typical “cognitive distortions” to address a Includes Lessons and Skills to enhance therapeutic experience broad but specific set of eating and lifestyle emotional processing and help uncover the behaviors past experiences or cognitive origins of Can be applied to the broad set of maladaptive beliefs. The intent is to create the cardiometabolic conditions and diverse emotional resilience and acceptance needed patient panels typical of Primary Care to make enduring changes 10

We deliver nutritional CBT using a mobile app prescribed by a physician Nutritional CBT is delivered via weekly therapy lessons, skill-building modules, and goal-setting. A treatment algorithm tailors treatment to each individual patient. Feedback is provided using a treatment score, rewards, and progress reports - to connect changes in behavior to improvements in blood sugar and other biometrics 11

BetterCare is a software platform that allows providers to monitor patients during treatment and intervene when necessary • Visualize treatment progress from prescription to refill • Monitor activity and biometrics • Identify patients at risk • Enable early intervention 12

RECOMMENDATION: Medication Review By using patient generated Denise Ann’s fasting blood sugar has averaged data, providers can make 104 mg/dL for 3 weeks. It may be time to schedule an appointment to review medications. more informed clinical De • Metformin 2000 mg PO per day decisions and intervene • Invokana 300 mg PO per day early when needed • Victoza 1.2 mg SC per day Review 13

We are advancing a pipeline of PDT products using nCBT to treat multiple cardiometabolic diseases


Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Type 2 Diabetes
Pivotal (BT-001)
FDA Review
Hypertension
Pilot
Pivotal (BT-002)
Hyperlipidemia
Pilot
Pivotal (BT-003)
Fatty Liver Disease (NASH/NAFLD)
Discovery (BT-004)

Additional Scientific Areas of Interest

Increasingly, it is appreciated that there are shared pathways of pathophysiology, such as inflammation and immune activation that underlie the development of cardiometabolic conditions as well as conditions in other disease classes, such as Alzheimer's disease, multiple sclerosis and certain cancers.

- Chronic Kidney Disease
- Pre-Eclampsia
- Coronary Artery Disease
- Treatment-resistant Hypertension
- Familial Hypercholesterolemia
- Alzheimer's Disease
- Gestational Diabetes
- Peripheral Artery Disease

Better
14

First in class, pivotal RCT demonstrating efficacy in type 2 diabetes

Half of BT-001 participants have clinically meaningful A1c reduction (mean 1.1%)

Clear dose-response signal observed

Favorable benefit to risk ratio...

...in diverse, nationally representative patient population with unmet medical needs

Primary Endpoint (Day 90)

BT-001 arm (n=296) improves A1c by 0.4% vs. Standard of Care Control (n=312) in Intent-to-treat (ITT) Analysis, $p = 0.00003$

45% of BT-001 participants have clinically meaningful response (A1c improves by ≥ 0.4%) vs. 27% of Control, $p<0.00001$

Average A1c reduction in responders is 1.1%

No adverse safety signal observed in BT-001

Secondary Endpoint (Day 180)

Changes in A1c between BT-001 and Control group

Changes in medications

Safety measures

Subgroup analysis

BT-001 n=365 | Control n=360 | 669 Randomized & Onboarded
Powered at 90% to detect
clinically meaningful A1c change (0.4%)

Better+

15

Control 0.2 0.13% Control 0.1 0.06% Primary endpoint data at 90 days demonstrated clinically n=244 n=312 0 n=296 n=156 meaningful response with no serious adverse events -0.1 Glycemic improvements highly statistically -0.2 significant. Important study context: COVID, seasonal impact, inconsistent timing of A1c draws. -0.27% -0.3 BT-001 Trial population represented racial, ethnic, geographic and socioeconomic diversity. -0.4 -0.38% Participants had long-standing type 2 diabetes, BT-001 high cardiovascular risk, high degree of co- morbidities and medication use. Intent to Treat Population Per Protocol Population Δ = 0.4% p = 0.00003 Δ = 0.4% p = 0.0002 16 % Mean Change in A1c

Greater engagement in nCBT linked to greater improvement in A1c, indicating a clear dose-response Low Completion of Moderate Completion of High Completion of Therapy Lessons Therapy Lessons Therapy Lessons < 6 lessons 6-11 lessons >11 lessons 0 n=92 n=99 n=102 -0.1 -0.2 -0.25% -0.3 -0.32% -0.4 -0.5 -0.55% -0.6 17 17 % Mean Change in A1c

Average minutes / day spent in app 6.8 During the first 90 days of use, patient Average number of Lessons engagement and 8.3 completed (out of a possible 13) persistence exceed that of consumer health & wellness apps* 90 day retention compared to 36% % for consumer healthcare apps* 94 *Apptentive | 2022 Mobile Customer % % % % 36 38 36 35 Engagement Benchmark Report Healthcare Medical Fitness Health (all) Insurance 18

Potential claims based on primary endpoint and anticipated secondary endpoint data Indications for Use Clinical Claims BT-001 is a prescription-only software BT-001 is designed to help patients with type 2 diabetes improve glycemic control by lowering A1c program intended to help adult patients with type 2 diabetes improve glycemic Patients using BT-001 reduced A1c by an average amount of 0.4% control. The software delivers behavioral when compared to a standard of care control group therapy via a mobile application that targets behaviors related to achieving glycemic 45% reduced A1c by 0.4% or more (mean change 1.1%) compared to 27% in the control group receiving standard of care control and is intended to reduce A1c. Efficacy and safety has been evaluated in a diverse, clinically-complex and nationally-representative adult population with type 2 diabetes 19

“ ***I’ve got time*** *to change... this won’t impact my life.”*



“ *When my symptoms started – dizziness, blurred vision, getting up to go to the bathroom every hour at night, I went to the doctor and was diagnosed.* ***I’m shocked!*** *How did I get here?”*



“ *I’m exhausted. I can’t sleep or seem to think straight.* ***I’m feeling worse*** *and now my vision is deteriorating. They tell me I have nerve and bone damage in my left foot. I’ve been taking 2 medications and now I have to take 3.”*

“ *My doctor is talking about insulin...* ***I’m scared****. I feel like once you hit insulin you are on a downward slide to the end. There must be something else I can do.”*



A BETTER START

A BETTER STEP UP

Pre-Diabetes → Diagnosis → Non-Insulin Treatment → Additional Non-Insulin Treatments → Insulin Treatment → Advanced Comorbidities

Incremental cost per patient per year: $2,000 ······ $10,000 ······ $19,000 ······ →

LIFESTYLE CHANGES	FIRST LINE TREATMENT	DUAL THERAPY	TRIPLE THERAPY	STEP UP TO INSULIN
Changes to exercise and diet	Metformin	Metformin + Sulfonylurea	Metformin + GLP-1 + SGLT2	Metformin + GLP-1 + SGLT2 + Insulin

Better+

20

Our value story is compelling to payers and we are substantiating it with robust evidence

Disease burden	Type 2 diabetes is among the largest expenses categories for payers (#1 in Medicare and VA; #5 in commercial insurance); patients with T2D cost an additional $11k per year than individuals without diabetes
Unmet need	Less than 50% of patients with T2D are able to achieve glycemic control with existing therapeutics Despite clinical guidelines that highlight behavior change as the foundation for treating T2D, providers currently have nothing to prescribe
Mechanism of Action	Cognitive Behavioral Therapy (CBT) is effective at changing the behaviors that cause T2D but is not scalable, affordable or accessible Nutritional CBT (nCBT) is an adaptation of CBT specifically designed to address the behavioral root causes of diabetes and can be delivered by a prescription digital therapeutic (PDT) If authorized by FDA, BT-001 will be the first and only way providers can prescribe CBT to their diabetes patients and address root causes
Target patient	Patients with uncontrolled T2D patients on a path to step up to insulin
Safety & effectiveness	BT-001 has shown a clinically meaningful benefit compared to standard of care alone in improving glycemic control by lowering A1c, and has shown no serious adverse events
Cost offsets	BT-001 can displace or delay more costly medications and has the potential to reduce hospitalizations and emergency room visits
Healthcare disparities	BT-001 is effective in populations of greatest need, including those that are racially, ethnically and socioeconomically diverse

Better
21

Real-world evidence from a 1,000 participant randomized, controlled, multi-site study will inform our understanding of durability, impact on costs and medication use

First Patient In	3-Month Data (250 pts)	6-Month Data (750 pts)	9-Month Data (1000 pts)
Oct-21	Q4-22	Q2-23	Q4-23

	BT-001 Participants	Study Size	Duration
Mass General Brigham	500	750	18-month
CPC Clinical Research	250	500	24-month
Catalyst HEALTH NETWORK	250	250	12-month

Population: Participants with type 2 diabetes; A1c between 7.0% and 11.0%, not on prandial insulin

Design: Open-label, real world interventional studies using within participant comparison or control arm

Primary Measures: Mean change in A1c after 6 and 12-months (mean change within participant or compared to control)

Secondary Measures: Mean change in medication usage after 6 and 12-months (mean change within participant or compared to control)

Exploratory Endpoints: Changes in quality of life, diabetes treatment satisfaction, blood pressure, cholesterol, weight, lipids and HbA1c trends, medication use, diabetes related hospitalizations, emergency room visits, and outpatient visits at 12 months or more

Better
22

If authorized by FDA, we will focus on patients who would otherwise step to insulin or other costly injectables at launch Diagnosed with type 2 diabetes 25M Diabetes population Not on mealtime insulin 19M Commercial/Medicare 16M <80 years old 14M Uncontrolled 8M Step to insulin 2.6M / year 23

Incremental Healthcare Costs per patient, per year We intend to price in Insulin order to provide compelling value to payers and maximize GLP-1 access by minimizing controls such as prior authorizations and BT-001 step edits $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $7,000 $8,000 $9,000 24 Source: Symphony claims analysis

4,000 Primary Care Physicians At launch, we will focus & Endocrinologists on securing coverage from regionally 8-10 $800-1,000 dominant, early adopting Market Access WAC per 90 day Rx FTEs commercial insurers and health systems. 2.6MM A team of 20-40 FTEs will engage Patients Per Year and educate approximately 4,000 Start Insulin primary care providers and • endocrinologists practicing within Coverage 1.5x prescriptions per • Regional Blues Plans new patient in year 1 large health systems and treating a • • IDNs/Health Systems 70% fulfillment rate disproportionate number of • • Veterans Administration 90% reimbursement rate diabetes patients not well controlled by traditional medications. 20-40 Digitally-savvy Sales Team 25 25

We expect to achieve multiple value creating milestones over the next 18 months Real World Evidence Real World Evidence Secondary Endpoint 500+ patients enrolled 250+ patients @ day 90 [BT-001] First Prescription Written De Novo Submission FDA Authorization [BT-001] [BT-001] [BT-001] Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 26

Next Generation Therapeutics: Using Software Instead of Drugs A Digital Therapeutics Platform – delivering novel cognitive behavioral therapy targeting the root causes of cardiometabolic diseases Demonstrated Results– clinically meaningful results in multiple trials for Type 2 Diabetes and Hypertension 1 Major Market Opportunities – $490 billion spent in treating the effects of cardiometabolic diseases each year, while leaving the causes in place Platform Leverage – because we treat common root causes, we believe we can rapidly iterate our software and efficiently advance our pipeline with minimal product changes 27 1. Milken Institute. 2017.

Pioneering Prescription Digital Therapeutics for Cardiometabolic Diseases